

March 28, 2012

Via E-mail
Gordon M. Nixon
President and Chief Executive Officer
Royal Bank of Canada
200 Bay Street, Royal Bank Plaza
Toronto, Ontario Canada M5J 2J5

>   **Re: Royal Bank of Canada**
>   **Form 40-F for the Fiscal Year Ended October 31, 2011**
>   **Filed December 2, 2011**
>   **File No. 001-13928**

Dear Mr. Nixon:

We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 40-F for the Fiscal Year Ended October 31, 2011

General

1. We are aware of publicly available information indicating that you provide services the Central Bank of Iran. Iran is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. The Central Bank of Iran is included in the Specially Designated Nationals List maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury. Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, including services or support provided to, Iran,

whether through subsidiaries, affiliates, or other direct or indirect arrangements, for the last three fiscal years. Your response should describe any business contacts you have had with the Iranian government or entities affiliated with, or controlled by, that government. Identify any state-owned entities that have received financing from, or arranged by, you, and the uses made of the funds received.

Exhibit 2- Financial Review

Consolidated Financial Statements, page 84

Note 11 Significant acquisitions and dispositions, page 119

2. We note your response to prior comment four of our letter dated November 23, 2011 regarding your write off of goodwill and intangibles of C$1.4 million for your U.S. regional retail banking operations in the third quarter of 2011 for Canadian GAAP. We also note your disclosure on page 68 that your goodwill impairment test under IFRS 1 as of the transition date, November 1, 2010, indicated that the U.S. Banking CGU was fully impaired. Please address the following:

- Confirm that your goodwill impairment test under IFRS 1 was based only on the conditions as of November 1, 2010, the transition date to IFRS. Refer to paragraphs 14 to 17 of IFRS 1.

- Tell us whether you used the fair value less costs to sell or value in use for the recoverable amount of the U.S. banking cash-generating unit (CGU) in the impairment test. Refer to IAS 36 paragraph 74.

- Describe in detail the differences in your goodwill impairment test for the International Banking unit under Canadian GAAP and U.S. GAAP as of August 1, 2010 and the one performed under IFRS as of November 1, 2010. In your response address the key assumptions used in the valuation of the reporting unit and recoverable amount and any significant differences noted in the carrying amounts.

- Quantify the impact that the definition of the recoverable amount as the higher of fair value less cost to sell or value in use had to your impairment test. Also, tell us whether the aggregation of the U.S. regional and Caribbean retail banking units was significant to the determination that there was no goodwill impairment on August 1, 2010.

You may contact Lindsay McCord at (202) 551-3417 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have any questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director